Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

May 1, 2023

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Yoon Choo

Re:	Redwood Real Estate Income Fund (the “Fund”)
Initial Registration Statement on Form N-2
File Nos. 333-268948 and 811-23846

Dear Ms. Choo,

The following responds to the comments provided via email on January 23, 2023, as well as the supplemental comments provided via telephone on January 31, 2023, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933. The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

GENERAL

1.	Comment: We note that the Registration Statement is missing information and exhibits (e.g., seed financial statements of the Fund) and contains bracketed disclosures. We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response: The Fund confirms that all missing information and all exhibits will be filed in a pre-effective amendment to the Registration Statement. The Fund further acknowledges that the Staff may have additional comments after such information and exhibits are provided.

2.	Comment: Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: The Fund has made all conforming changes.

3.	Comment: Please advise us if you expect to submit any exemptive application(s) or no action request(s) in connection with the Registration Statement. In particular, inform us whether the Fund intends to request exemptive relief from various portions of the 1940 Act in order to issue multiple classes of shares.

Response: The Fund has not and does not expect to submit an exemptive application for multi-class relief, any other exemptive applications or no-action requests in connection with the Registration Statement.

4.	Comment: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund confirms that it has not presented, and will not present, any “test-the-water” materials to potential investors in connection with this offering.

FACING PAGE

5.	Comment: Please remove the 814 file number reference from the facing page.

Response: The Fund has made the requested revision.

PROSPECTUS

Cover page

6.	Comment: Please address the following comments related to the Fund’s investment strategy discussion:

a.	Per the discussion in Fund Summary—Investment Objective and Strategies, disclose that the Fund may invest in below investment grade securities or securities that would be rated below investment grade if they were rated;

b.	In the second sentence of the discussion, if accurate, please move “in the United States” after “and other real estate related debt securities” to clarify that all of the Fund’s investments will be in the United States;

c.	Briefly describe the types of investments that constitute “other real estate related debt securities.” If the term refers to “other commercial real estate related debt securities,” please so clarify; and

d.	While the Fund does not intend to use leverage in its first year of operations, leverage is a component of the Fund’s principal investment strategy. Please add disclosure on the Fund’s expected use of leverage and in a prominent fashion, a cross-reference to the leverage risk disclosure in the Prospectus. (See Item 1.1.j.) Please ensure that all disclosure relevant to the Fund’s use of leverage contained in Guide 6 is included in the body of the Prospectus.]

Response:

a. The Fund respectfully notes that it does not expect to invest in the aforementioned securities and has deleted all related references.

b. The Fund has revised the disclosure to clarify that all of the Fund’s investments will be in the United States.

c. The Fund has revised the disclosure as requested.

d. The Fund has added the requested disclosure.

7.	Comment: Please insert “subject to certain conditions” at the end of the second sentence of the first paragraph.

Response: The Fund has added the requested disclosure.

8.	Comment: Please revise the title of the second column of the Offering Table to read “Per Class I Share”.

Response: The Fund has made the requested revision.

9.	Comment: Please revise instances of “minimums” to be singular.

Response: The Fund has made the requested revisions.

10.	Comment: Please address the following comments related to Fund’s operation as an interval fund:

a.	Disclose the information required by the first paragraph of Guide 10; and

b.	The Fund states that the Shares will be offered for sale on a continuous basis at the net asset value “subject to any applicable sales charges and other fees, as described herein.” The Fund does not impose sales charges or other fees at purchase. Please revise the statement.

Response:

a. The Fund has added the disclosures required by the first paragraph of Guide 10, as requested.

b. The Fund has revised the aforementioned disclosure as follows:

“The Shares will generally be offered for purchase on any business day, which is any day the New York Stock Exchange is open for business.~~, in each case subject to any applicable sales charges and other fees, as described herein~~.”

11.	Comment: Please address the following comments under the heading Shares are an Illiquid Investment:

a. Remove “generally” from the second bullet point; and

b. In the penultimate bullet point, consider adding a brief statement about the tax implications for an investor of a return of capital.

Response:

a. The Fund has revised the disclosure as requested.

b. The Fund respectfully declines to add a brief statement about the tax implications of a return of capital, but has added a cross-reference to the section titled “TAXATION OF THE FUND.”

12.	Comment: If there is an e-mail address for investors to request the Fund’s SAI; annual report; semi- annual report; or other information about the Fund and to make shareholder inquiries, please add this to the first paragraph on the back of the cover page. (See Item 1.d.)

Response: The Fund respectfully notes that there is no email address through which investors can request the aforementioned materials.

Prospectus Summary

The Fund and the Shares

13.	Comment: The disclosure states that “[t]he Investment Manager provides day-to-day investment management services to the Fund.” Please add disclosure to this subsection, The Investment Manager and Sub-Adviser, and Management of the Fund—The Investment Manager and Sub-Adviser, explaining the Sub-Adviser’s role in managing the Fund.

Response: The Fund respectfully notes that it will no longer utilize a sub-adviser and has deleted all references and revised any related disclosures accordingly.

Investment Objectives and Strategies

14.	Comment: Please add disclosure in an appropriate location(s) in the Prospectus to address the following comments regarding the Fund’s investments:

a. Explain in the disclosure the terms “first position lien mortgages” and “senior secured mortgages.” In this connection, explain the material differences between the two;

b. Disclose (i) the types of investments that fall under the category “other real estate related debt securities,” (ii) whether these investments are backed by commercial real estate assets and, (iii) whether the investments will be in the United States;

c. Per the investment strategy discussion later in the Prospectus, disclose that up to 20% of the Fund’s investments may include (i) loans secured by liens other than first mortgages (including mezzanine and other subordinated debt instruments), (ii) preferred equity interests in commercial real estate, and (iii) commercial real estate related assets in the continental United States. Briefly explain each category of investments;

d. Explain in the disclosure the term “loan-to-value (LTV) ratio;”

e. The Fund may invest up to 20% of its total assets in short-duration fixed income instruments. Disclose the types of investments that fall into this category;

f. If the Fund plans to invest in distressed securities as part of its principal investment strategy, include appropriate disclosure; and

g. Disclose that the Fund is concentrated (i.e. invests more than 25% of total assets) in the real estate industry.

Response:

a. The Fund respectfully notes that the aforementioned terms are no longer included in the Revised Registration Statement.

b. The Fund has added the requested disclosure.

c. The Fund respectfully notes that the aforementioned disclosure has been deleted.

d. The Fund has revised the disclosure as requested.

e. The Fund has added the requested disclosure.

f. The Fund respectfully notes that it does not intend to invest in distressed securities.

g. The Fund has revised the disclosure as requested.

15.	Comment: In the second paragraph, please replace each instance of “borrowing” with “leverage”.

Response: The Fund has revised the disclosure as requested.

16.	Comment: The Fund states under Taxation of the Fund that it “expects to invest in debt obligations that will be treated as having “market discount” and/or original issue discount (“OID”).” Please discuss OID securities in the investment strategy discussion.

Response: The Fund respectfully notes that it has no current intention to invest in OIDs.

17.	Comment: If the Fund intends to invest in covenant-lite loans, please describe such loans and the extent in which the Fund may invest in such loans. Please also add attendant risk disclosure to the Principal Risk Factors section.

Response: The Fund respectfully notes that covenant-lite loans will not be part of the Fund’s strategy.

18.	Comment: The Sub-Adviser may originate or co-originate loans in which the Fund will invest. Please add a brief discussion of loan origination to this subsection and include a cross reference to the more detailed discussion of loan origination in the Prospectus.

Response: As noted in response to Comment No. 10, the Fund will no longer utilize a sub-adviser and has deleted all related disclosures, including the aforementioned disclosure.

19.	Comment: Please ensure that the Investment Manager’s assets under management are consistently disclosed.

Response: The Fund has revised the disclosure to ensure that the Investment Manager’s assets under management are consistently disclosed.

20.	Comment: The Fund states that it may employ leverage through borrowing. Please disclose the type(s) of leverage the Fund expects to use (e.g., bank credit facilities, issuance of preferred shares, etc.). The Fund also states that it may employ leverage through swaps or other derivative instruments but provides no additional information on swaps or the other types of derivative instruments the Fund expects to use, how they may be employed, or attendant risks. In an appropriate location(s) in the Prospectus, please add more detailed disclosure on the actual derivative instruments that the Fund intends to use and their associated principal risks. (See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.)

Response: The Fund has revised the disclosure to state that it expects to employ leverage only through the use of bank credit facilities and the issuance of preferred shares. The Fund does not expect to employ leverage through derivatives and has therefore, deleted all such related disclosure.

The Administrator

21.	Comment: Please consider deleting the last sentence of this paragraph.

Response: The Fund has deleted the aforementioned sentence.

22.	Comment: If derivatives will be counted towards the Fund’s 80% investment policy, please disclose in an appropriate location in the Prospectus that derivatives will be valued based on marked-to-market value for purposes of the 80% investment policy.

Response: As noted in response to Comment No. 20, the Fund does not intend to use derivatives.

23.	Comment: The Fund states that it will invest in commercial mortgage loans, originate loans, and “hold its direct loans until maturity,” yet also discloses that the average duration of its mortgages will be 18 months. Given the Fund’s investment activities, please confirm that average duration is expected to be only 18 months and explain why this is so.

Response: The Fund respectfully notes that the average duration of its mortgages will no longer be limited to 18 months, and has therefore, deleted the related disclosures.

The Investment Manager and Sub-Adviser

24.	Comment: Please update the Investment Manager’s and Sub-Adviser’s assets under management to the most recent practicable date.

Response: The Fund confirms that it has updated the Investment Manager’s assets under management as of the most recent practicable date in the Revised Registration Statement. As noted in response to Comment No. 10, the Fund will no longer utilize a sub-adviser and has deleted all related disclosures, including the aforementioned disclosure regarding the Sub-Adviser’s assets under management.

25.	Comment: Please supplementally inform us whether the Investment Manager, Sub-adviser or any of their affiliates may be engaged to provide loan administration or other services, including services related to bankruptcy or workout procedures. If the Investment Manager, Sub- adviser or any of their affiliates may provide such services in connection with Fund investments, or if the Fund may invest in assets that are being serviced by any of the foregoing entities, please disclose this, along with any conflicts that may arise from these activities, in an appropriate location in the Prospectus.

Response: The Fund confirms that the Investment Manager and its affiliates are not expected to be engaged to provide loan administration or other services, including services related to bankruptcy or workout procedures. The Fund further confirms that it will not invest in assets that are being serviced by the Investment Manager or its affiliates. Additionally, as noted in response to Comment No. 10, the Fund will no longer utilize a sub-adviser. Accordingly, no changes have been made in the Revised Registration Statement.

The Offering

26.	Comment: The minimum initial investment in the Fund is $[1,000]. Per the disclosure under Purchasing Shares, please add that there is no minimum amount for any subsequent investment.

Response: The Fund has revised the disclosure as requested.

Repurchase Offers

27.	Comment: The disclosure states that the repurchase offer deadline “will be approximately fourteen (14) days prior to the Valuation Date.” Please revise to clarify that the repurchase offer deadline will be no later than the fourteenth day after the repurchase request deadline (or the next business day if the fourteenth day is not a business day).

Response: The Fund has revised the disclosure to state that the Valuation Date will be no more than fourteen (14) days after a repurchase offer deadline (or the next business day if the fourteenth day is not a business day).

28.	Comment: Please disclose when the Fund will pay for any Shares repurchased.

Response: The Fund has added disclosure clarifying that it expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute payment no later than seven calendar days after such date.

Risk Factors

29.	Comment: Please briefly summarize the principal risks of an investment in the Fund in the Fund Summary, including the principal risks related to the Fund’s repurchase offers. Please note that the synopsis disclosure should summarize the principal risks, and not just repeat the Principal Risk Factors disclosure. (See Instruction to Item 3.2.)

Response: The Fund has added the requested disclosure.

30.	Comment: In the second paragraph of the subsection, please add a reference to the use of leverage as an activity that may raise conflicts of interest concerns. Please also add a cross reference in this paragraph to the Conflicts of Interest section.

Response: The Risk Factors section has been revised to include a more fulsome summary of the principal risks of the Fund per Comment No. 29 above. Accordingly, the Fund has added a “Conflicts of Interest” risk, which addresses the conflicts related to the use of leverage. The Fund has also added a cross reference to the Conflicts of Interest section in the Revised Registration Statement.

Fund Fees and Expenses

31.	Comment: In the introduction to the fee table, please (a) replace “through the Fund’s investments” in the first sentence with “through an investment in the Fund” or similar language, and (b) delete the second sentence.

Response: The Fund has revised the disclosure as requested.

32.	Comment: Please change the title of the fee table from “TRANSACTION EXPENSES” to “SHAREHOLDER TRANSACTION EXPENSES”.

Response: The Fund has made the requested revision.

33.	Comment: Please address the following comments with respect to the fee table:

a.	The cover page states that the “Fund’s initial offering expenses are described under “FUND FEES AND EXPENSES.” Address in the fee table;

b.	Replace “(as a percentage of subscription amount)” with “(as a percentage of offering price).” In this connection please replace the term “subscription” in the context of purchase of Shares with “purchase” or a similar term;

c.	The Fund is offering only Class I Shares, which are not subject to a sales load. Delete Note 1 or supplementally explain why it should be retained;

d.	The Fund states that it does not expect to employ leverage through borrowing or use of derivatives during its first year of operations. Please delete Note 2, the Dividend and Interest Expense on Borrowings line item, and the reference to “Dividend and Interest Expense on Borrowings” in Note 4, or supplementally explain why these should be retained;

e.	The Management Fee must be shown in the table as a percentage of net assets. Please revise Note 3 accordingly. The Fund also may disclose that the Management Fee will be calculated on the basis of Managed Assets. In this regard, please clarify in Note 3 that the Fund does not plan to engage in leverage during its first year of operations; therefore, the Management Fee based on net assets and Managed Assets will be the same during this period; and

f.	The fee table includes a line item and accompanying note for Acquired Fund Fees and Expenses. If the Fund will invest in other investment companies, please add a discussion of such investments to the principal strategy discussion.

Response:

a.	The Registrant respectfully notes that the cross-reference was intended to direct shareholders to the “FUND SUMMARY - FUND FEES AND EXPENSES” and has been revised accordingly.

b.	The Fund has revised the disclosure as requested.

c.	The Fund has revised the disclosure as requested.

d.	The Fund has revised the disclosure as requested.

e.	The Fund has revised the disclosure as requested.

f.	The Fund confirms that Acquired Fund Fees and Expenses are not expected to exceed 0.01%, and accordingly, the line item has been removed from the fee table.

34.	Comment: The Fund states that Other Expenses are estimated based on “anticipated investments in the Fund.” Please disclose the asset level on which fees in the fee table are based.

Response: The Fund has revised the disclosure as requested.

35.	Comment: Per Item 3.11.d., please make the following statements more prominent:

The example is based on the annual fees and expenses of Class I Shares set out in the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.

Response: The Fund has revised the disclosure as requested.

Use of Proceeds

36.	Comment: Please address the following comments:

a.	Remove the reference to sales charges in the first sentence;

b.	Reconcile the statement in the first paragraph that the Fund expects to invest proceeds from the offering “generally not later than three months after receipt” with the statement in the second paragraph that the Fund expects that it will be “partially invested within three months;” and

c.	The Fund’s disclosure on the use of temporary defensive measures appears only in this section. Please consider whether disclosure should be added elsewhere in the Prospectus to address the use of temporary defensive measures in response to adverse market or other conditions.

Response:

a.	The Fund has removed the disclosure as requested.

b.	The Fund has revised the disclosure, as necessary, to state that it expects to invest proceeds from the offering “generally not later than three months after receipt”.

c.	The Fund has added disclosure regarding temporary defensive measures to the “Investment Objectives and Strategies” section of the Prospectus in the Revised Registration Statement.

Investment Objectives and Strategies

Investment Objective

37.	Comment: If the Fund’s investment objective may be changed without a vote of the majority of shareholders, please so disclose. (See Item 8.2.a.)

Response: The Fund respectfully directs the Staff to the following disclosure in the Fundamental Policies section of the Statement of Additional Information: “The investment objective of the Fund is not a fundamental policy of the Fund and may be changed by the Board of Trustees of the Fund (the “Board”) without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares.”

Investment Strategies and Overview of Investment Process

38.	Comment: Include a statement that the Fund’s 80% policy may be changed by the Board upon at least 60 days’ prior written notice to shareholders.

Response: The Fund has added the requested disclosure.

39.	Comment: Please provide a definition of duration and an example showing how an increase of 1% in interest rates affects the value of the Fund’s assets at a given duration (e.g., if a portfolio has a duration of two years and interest rates increase by 1%, then it would decline in value by approximately 2%).

Response: The Fund has added a cross-reference to the following risk that has been added under “INVESTMENT STRATEGY-SPECIFIC INVESTMENT-RELATED RISKS”.

Fixed Income Securities Risk. A rise in interest rates typically causes bond prices to fall. The longer the duration of bonds held by a Fund, the more sensitive it will likely be to interest rate fluctuations. Duration measures the weighted average term to maturity of a bond’s expected cash flows. Duration also represents the approximate percentage change that the price of a bond would experience for a 1% change in yield. For example: the price of a bond with a duration of 5 years would change approximately 5% for a 1% change in yield. The price of a bond with a duration of 10 years would be expected to decline by approximately 10% if its yield was to rise by 1%. Bond yields tend to fluctuate in response to changes in market levels of interest rates. Generally, if interest rates rise, a bond’s yield will also rise in response; the duration of a bond will determine how much the price of the bond will change in response to the change in yield.

—Investment Process

40.	Comment: The term “continental United States” is used throughout this subsection, but not elsewhere in the Prospectus. If investments will be limited to the continental United States, please explain the term, and use it consistently throughout the Prospectus.

Response: The Fund confirms that investments will not be limited to the continental United States, and accordingly all references to the continental United States have been replaced with references to the United States.

41.	Comment: The first sentence suggests that only a portion of the Fund’s assets are allocated to the Sub-Adviser. Please clearly disclose how the Fund’s assets are allocated between the Investment Adviser and the Sub-Adviser.

Response: The Fund respectfully notes that it will no longer utilize a sub-adviser and has deleted all references and any applicable disclosure accordingly.

42.	Comment: The second and third paragraphs are titled Senior Mortgage Loans and Subordinated Debt, respectively. These subheadings do not align with the reference to investments in first-lien mortgages and senior secured mortgages in the Fund’s investment strategy. Please revise the disclosure under Investment Process so that it is clear how the disclosure in the second and third paragraphs relate to the Fund’s investment strategy.

Response: The Fund confirms that the Investment Process section has been revised to align with the Fund’s principal investment strategy in the Revised Registration Statement.

43.	Comment: We note that little information is provided on the material features of the Fund’s principal investments. Please revise to provide a more fulsome description of each of these investments.

Response: The Fund confirms that the Investment Process section has been revised to provide a more fulsome description of the Fund’s principal investments in the Revised Registration Statement.

44.	Comment: If the Fund will focus on any particular property type(s), geographic region(s) or metropolitan area(s), please disclose the type(s) of commercial real estate, geographic region(s) or metropolitan area(s) the Fund will focus on.

Response: The Fund respectfully notes that it does not expect to focus on any particular property type, geographic region or metropolitan area.

45.	Comment: The Fund states that it will originate or co-originate loans and discusses its due diligence process and underwriting standards. Please also disclose the following:

a.	Any limits on loan origination by the Fund;

b.	Whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and

c.	Whether the Fund will set up its own online lending platform to originate loans.

Response: The Fund does not intend to originate or co-originate loans during its first year of operations, and accordingly, the related disclosures have been removed from the Revised Registration Statement.

Principal Risk Factors

46.	Comment: Please delete “in the Fund” from the second sentence of the first paragraph.

Response: The Fund has revised the disclosure as requested.

47.	Comment: Please add disclosure addressing: (a) the risks of investments in below investment grade securities risk and unrated securities risk, and (b) valuation risk.

Response: As noted in response to Comment 6.a, the Fund does not expect to invest in below investment grade securities and unrated securities. Accordingly, no additional disclosures have been added to the Revised Registration Statement.

48.	Comment: The Fund states on the cover page that “[a]ll or a portion of an annual distribution may consist solely of a return of capital.” In an appropriate location in the Principal Risk Factors:

a.	Explain the term “return or capital;”

b.	Disclose the potential for return of capital to shareholders and the reasons why capital may be returned in a distribution;

c.	Disclose that return of capital distributions should not be considered the dividend yield or total return of an investment in Shares and that any capital returned to shareholders through distributions will be distributed after payment of Fund fees and expenses; and

d.	Briefly explain the consequences of a return of capital for federal tax purposes and include a cross reference to the relevant discussion under Taxes.

Response:

a.	The Fund has added the requested disclosure.

b.	The Fund has revised the disclosure as requested.

c.	The Fund has added the requested disclosure.

d.	The Fund respectfully declines to discuss the tax consequences of a return of capital in this section but has added a cross reference to the relevant discussion under the Taxes section of the Revised Registration Statement.

General Risks

49.	Comment: Under Repurchase Offers; Limited Liquidity or elsewhere in this subsection, as appropriate, please disclose the following:

a.	The Shares are not listed for trading on any securities exchange and the Fund does not expect a secondary market for the Shares to develop;

b.	If applicable, that (i) offering proceeds could be used to meet repurchase obligations, and (ii) such use of offering proceeds may constitute a return of capital and the applicable federal tax consequences;

c.	That if the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares will be a taxable event for shareholders; and

d.	The circumstances under which the Fund may involuntarily repurchase Shares and the federal tax consequences of such repurchases to shareholders.

Response: The Fund has revised the disclosure as requested.

50.	Comment: The Fund expects to make quarterly repurchase offers for five percent (5%) of its outstanding Shares. If a repurchase offer is oversubscribed, the Fund intends to repurchase Shares on a pro rata basis. Please revise the redemption risk discussion in Large Shareholder Transactions Risk in light of the Fund’s repurchase offer procedures.

Response: The Fund confirms that Large Shareholder Transactions Risk is not a principal risk of the Fund, and accordingly, the above-referenced disclosure has been removed from the Revised Registration Statement.

51.	Comment: Under Borrowing, Use of Leverage, please add the following disclosure:

a.       Leverage may result in greater volatility of the Fund’s NAV and distributions made on the Shares;

b.      Unless earnings, net of Fund expenses, on the Fund’s investments exceeds the costs of the leverage, the Fund will experience losses; and

c.       If the Fund invests in a derivative instrument, it could lose more than the amount invested.

Response: The Fund has added the requested disclosures from (a) and (b) above. With respect to (c) above, the Fund respectfully notes that it does not intend to invest in derivative instruments.

52.	Comment: Please address the following comments on Legal, Tax and Regulatory risk:

a.       Update the discussion on derivatives to reflect the effectiveness of Rule 18f-4;

b.      Explain in the disclosure how “the regulatory environment for leveraged investors is evolving;” and

c.       Since all investment companies must comply with legal requirements applicable to them, remove all statements that compliance with regulatory or other legal requirements could result in adverse consequences to the Fund.

Response:

a.	As previously noted, the Fund does not intend to invest in derivative instruments and has deleted all related disclosure.

b.	The Fund has revised the noted disclosure.

c.	The Fund has revised the disclosure as requested.

53.	Comment: The Fund states that “[a] substantial portion of the Fund’s investments are illiquid.” As such, please supplementally explain why portfolio turnover risk is a principal risk for the Fund. If portfolio turnover is a principal risk, please add frequent trading disclosure to the investment strategy discussion.

Response: The Fund confirms that portfolio turnover risk is not a principal risk of the Fund, and accordingly, the Portfolio Turnover risk disclosure has been removed from the Revised Registration Statement.

Investment Related Risks – General Investment-Related Risks

54.	Comment: The Fund’s principal investment strategy does not contemplate investments in commodities. Please remove the reference to commodities under Alternative Investments Risk and Highly Volatile Markets risk.

Response: The Fund respectfully notes that it does not intend to invest in derivative instruments and has therefore, deleted all related disclosure, including the aforementioned risks.

55.	Comment: Please tailor the list of derivative instruments under Alternative Investments Risk, Highly Volatile Markets and Counterparty Credit Risk to reflect those the Fund expects to use.

Response: The Fund respectfully notes that it does not intend to invest in derivative instruments and has therefore, deleted all related disclosure. The Fund has, however, revised Counterparty Credit Risk as requested.

Investment-Related Risks – Investment Strategy-Specific Investment-Related Risks

56.	Comment: In the risk titled “Direct Origination Risk”, please describe how the Fund’s investments may be originated, including whether they may be originated by the Fund.

Response: The Fund respectfully notes that it will not be an originator of its investments and has therefore, deleted the aforementioned risk.

57.	Comment: In the risk titled “Real Estate Industry Concentration,” please replace the first sentence with: “The Fund will concentrate its investments in securities of real estate industry issuers.”

Response: The Fund has revised the disclosure as requested.

58.	Comment: The Fund uses the term “direct loans” only in Illiquid Portfolio Investments risk. Please explain the meaning of “direct loans” so that it clearly ties to the Fund’s principal investment strategy.

Response: The Fund has revised the related disclosure to clarify that the aforementioned risk applies to loans more broadly versus just “direct loans”.

Management of the Fund

59.	Comment: In the third sentence of the first paragraph, please replace “applicable fund” with “Fund”.

Response: the Fund has revised the disclosure as requested.

60.	Comment: If applicable, please disclose the name and nature of business of any person who controls the Manager or the Sub-adviser (See Item 9.1.b.(1).)

Response: The Fund respectfully notes that the Investment Manager is not controlled by a person. Additionally, the Fund respectfully notes that it will no longer utilize a sub-adviser and has deleted all references and any applicable disclosure accordingly.

Portfolio Managers

61.	Comment: The disclosure states that the Fund is jointly managed at the Investment Manager by the listed individuals and jointly managed at the Sub-Adviser by the listed individuals. Please disclose the information required by the Instruction to Item 9.1.c.

Response: As noted in response to Comment No. 10, the Fund will no longer utilize a sub-adviser and has deleted all related disclosures, including the aforementioned disclosure regarding portfolio managers from the Sub-Adviser.

The Investment Management Agreement

62.	Comment: Please revise the last sentence to clarify that the agreement is terminable upon the required notice by the Fund to the Investment Manager or by the Investment Manager to the Fund.

Response: The Fund has replaced the aforementioned sentence with the following:

“The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act), and is terminable at any time without penalty upon sixty (60) days’ written notice to the Fund by either the Board, by vote of a majority of the outstanding voting securities (as defined in the Investment Company Act) of the Fund or by the Investment Manager.”

63.	Comment: The disclosure contains a cross reference to a discussion of the Sub-Advisory Agreement in the SAI. Please disclose the material terms of the Sub-Advisory Agreement in the Prospectus.

Response: As noted in response to Comment No. 10, the Fund will no longer utilize a sub-adviser and has deleted all related disclosures, including the aforementioned disclosure.

Administration

64.	Comment: If the Administrator also administers the Fund’s quarterly repurchase offers or serves as the DRIP agent, please so disclose.

Response: The Fund has added the requested disclosure.

Fund Expenses

65.	Comment: The disclosure states that “[t]he expenses of the Fund include, but are not limited to, any fees and expenses in connection with the offering and issuance of Shares.” Please supplementally explain to us the nature of these fees and expenses. We may have further comments.

Response: All organizational and offering costs will be borne by the Investment Manager, and accordingly, the above-referenced disclosure has been removed from the Revised Registration Statement.

66.	Comment: Please disclose who bears the following expenses associated with the Fund’s investments: structuring and negotiation of the terms of Fund investments, perfecting liens, any loan servicing obligations, and any costs related to bankruptcy or work-out procedures. Please supplementally confirm that investment-related expenses, if borne by the Fund, are reflected in the fees and expenses table.

Response: The Fund respectfully directs the Staff to the following disclosure in the Fund Expenses section of the Registration statement, which discloses that “all fees and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with the Fund’s investments, and enforcing the Fund’s rights in respect of such investment” are expenses of the Fund. The Fund also confirms that investment-related expenses that are borne by the Fund are reflected in the fees and expenses table.

Conflicts of Interest

67.	Comment: Please delete the following: “[b]y acquiring Shares, each Shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.”

Response: The Fund has revised the disclosure as requested.

68.	Comment: Please include disclosure on the policies and procedures of the Investment Manager, Sub-Adviser and their affiliates have in place to address the conflicts discussed in the Prospectus.

Response: The Fund has revised the disclosure as requested with respect to the Investment Manager and its affiliates. As noted in response to Comment No. 10, the Fund will no longer utilize a sub-adviser and has deleted all related disclosures.

Outstanding Securities

69.	Comment: As of the date of the Prospectus, the holder of the Fund’s seed capital owns 100% of the Fund’s outstanding securities. Please revise the statement in this section and under Control Persons and Principal Shareholders in the SAI.

Response: The Fund has revised the disclosure as requested.

Tender Offers/Offers to Repurchase

70.	Comment: There is no indication in the Prospectus that the Fund will be conducting “tender offers.” Please delete from the title of the section.

Response: The Fund has revised the disclosure as requested.

71.	Comment: The third sentence of the fourth paragraph states that the Fund may “elect to repurchase less than the full amount that a Shareholder requests to be repurchased”. Please revise, as the Fund does not have such discretion.

Response: The Fund has replaced “elect” with “determine”.

72.	Comment: Please include a cross reference to the discussion of the federal income tax consequences to the Fund and shareholders of the repurchase of Shares (See Guide 2).

Response: The Fund has added the requested cross reference.

73.	Comment: The Fund states under Credit Facility that it may use borrowings to satisfy repurchase obligations. Please disclose the maximum amount of debt that may be incurred for this purpose, the restrictions imposed on leverage by the 1940 Act, and a cross reference to the risks of leveraging. Please also disclose in this section, or add a cross reference(s) to the discussion(s) elsewhere in the Prospectus, regarding the effect that share repurchases and any related financings may have on the expense ratio, portfolio turnover rate, the ability of the Fund to achieve its investment objective, and the ability of the Fund to qualify as a RIC under the Code. (See Guide 2.)

Response: The Fund has revised the disclosure as requested.

Tender/Repurchase Procedures

74.	Comment: The disclosure states that “[t]he Fund may cause a mandatory repurchase or redemption of all or some of the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, at NAV in accordance with the Declaration of Trust and Section 23 of the Investment Company Act and Rule 23c-2 thereunder.” Please disclose the circumstances under which a mandatory repurchase or redemption could occur.

Response: The Fund has added the following disclosure:

The Fund may cause a mandatory repurchase of all or some of the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, in the event that the Board determines or has reason to believe, in its sole discretion, that: (i) that Shareholder or person’s Shares have been transferred to, or has vested in, any person, by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of a Shareholder; (ii) ownership of the Shares by such Shareholder or other person will cause the Fund to be in violation of, or subject the Fund or the Investment Manager to additional registration or regulation under the securities, commodities, or other laws of the United States or any other jurisdiction; (iii) continued ownership of the Shares by such Shareholder may be harmful or injurious to the business or reputation of the Fund or the Investment Manager, or may subject the Fund or Shareholders or to an undue risk of adverse tax or other fiscal consequences; (iv) any representation or warranty made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true, or the Shareholder has breached any covenant made by it in connection with the acquisition of Shares; or (v) it would be in the best interests of the Fund for the Fund to cause a mandatory repurchase of such Shares in circumstances where the Board determines that doing so is in the best interests of the Fund in a manner as will not discriminate unfairly against any Shareholder.

Oversubscribed Repurchase Offers

75.	Comment: Please disclose whether the Fund currently expects to offer to repurchase additional Shares in the event a repurchase offer is oversubscribed.

Response: The Fund respectfully declines to add the aforementioned disclosure. The decision whether to offer to repurchase additional shares will be made on a case-by-case basis, based on what is best for the Fund and its shareholders at the time of each repurchase offer.

Suspension or Postponement of Repurchase Offers

76.	Comment: Please add at the end of the discussion that the Fund will provide notice to Shareholders of any suspension or postponement of a repurchase offer.

Response: The Fund has added the following sentence at the end of the aforementioned section: “If a repurchase offer is suspended or postponed, the Fund will provide notice to Shareholders of such suspension or postponement.”

Anti-Money Laundering

77.	Comment: Please consider adding disclosure to this section on the Fund’s customer identification procedures, including USA Patriot Act information requirements to open an account.

Response: The Fund respectfully declines to add the aforementioned disclosure, as such requirements will be detailed in the Fund’s account application.

Credit Facility

78.	Comment: Please disclose that the Fund is not expected to enter into such Borrowing Transactions for first year of operations

Response: The Fund has revised the disclosure as requested.

Calculation of Net Asset Value

General

79.	Comment: Please address the following comments regarding calculation of NAV:

a.       Explain in this section and under Suspension of Calculation of Net Asset Value, what is meant by “the close of business on each business day” (i.e., close of trading (normally 4:00 p.m. Eastern Time) on each day the NYSE is open for business);

b.       Disclose in a general manner any national holidays when Shares will not be priced; and

c.       Disclose how the Fund calculates its NAV per Share.

Response: The requested changes have been made in the Revised Registration Statement.

80.	Comment: The disclosure states that “[i]nformation that becomes known to the Fund or its agents after the NAV has been calculated on a particular day will not be used to retroactively adjust the price of a security or the NAV determined earlier.” Please revise to account for the obligation to correct a material error in the calculation of the Fund’s NAV.

Response: The Fund has revised the disclosure as requested.

Dividend Reinvestment Plan

81.	Comment: If applicable, please add disclosure that an investor holding Shares that participate in the DRIP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRIP. (See Item 10.1.e.)

Response: The Registrant has added the following disclosure to the “Dividend Reinvestment Plan” section of the Revised Registration Statement: “If an investor holds shares in a brokerage account that participate in the DRIP and transfers such shares to another broker, the investor must provide the Administrator with new instructions to continue their participation in the DRIP.”

Taxes

82.	Comment: Please disclose whether shareholders will be subject to the alternative minimum tax. (See Instruction 2 to Item 10.4.)

Response: The Fund respectfully notes that whether shareholders will be subject to the alternative minimum tax will be particular each a shareholder. As a result and as noted in the current disclosure, we advise shareholders to consult their own tax advisor.

83.	Comment: The disclosure included under the section titled “TAXATION OF THE FUND” includes information on other tax matters. As a result, please consider changing the title of the section.

Response: The Fund respectfully declines to change the aforementioned title.

84.	Comment: Under Taxation of the Fund—Distributions to Shareholders, please disclose the information required by Item 10.4.(iii).

Response: The Fund has revised the disclosure as requested.

85.	Comment: Consider whether the disclosure under Under Taxation of the Fund—Expenses is relevant to the Fund.

Response: The Fund has revised the disclosure as requested.

Description of Shares

86.	Comment: The Fund states that “it may offer other classes of Shares as well in the future, subject to receipt of the necessary exemptive relief.” Please add that there is no assurance that the SEC will grant the exemptive relief requested by the Fund.

Response: The Fund has updated the disclosure as requested.

87.	Comment: Please provide the information required by:

a. Items 10.1.a. (4), (5) and, if applicable, (6) and the Instructions thereto; and

b. If applicable, Item 10.1.f.

Response: The Fund respectfully notes that the aforementioned items are not applicable to the Fund.

88.	Comment: The Disclosure states that the Board may “[f]rom time to time, vary the characteristics of Class I Shares described herein, including without limitation, in the following respects: (1) the amount of fees permitted by a distribution and/or service plan as to such class; … [and] (3) voting rights with respect to a distribution and/or service plan as to such class.” Please delete or supplementally explain how the Board may adopt a distribution or service plan or alter voting rights with respect to such a plan without a shareholder vote.

Response: The Fund has deleted the aforementioned disclosure.

89.	Comment: Please consider disclosing in this subsection, or another appropriate section of the Prospectus, that a shareholder(s) may bring a derivative action only if: (a) holders of at least ten percent (10%) of the outstanding Shares of the Fund, or 10% of the outstanding shares of the class to which such action relates, join in the bringing of such action; (b) he/she/they makes a pre-suit written demand upon the Board to bring the subject action complaint with the requirements in Section 2.10 of the Declaration of Trust; (c) the Trustees are given a reasonable amount of time consider and investigate the request; and (d) the Trustees may retain counsel or other advisers in considering the merits of the request and will require an undertaking by the shareholder(s) making such request to reimburse the Fund for the expense of any such advisers in the event that the Trustees determine not to bring such action. If the Board determines that maintaining a suit would not be in the best interests of the Fund or the affected class the complaining shareholder(s) may not commence the derivative action. If the Board determines that a suit should be maintained, then the Trust officers shall commence the suit directly rather than derivatively. The Declaration of Trust provides that the foregoing provisions will not apply to claims brought under the federal securities laws.

Response: The Fund has added a section entitled “DERIVATIVE ACTIONS/EXCLUSIVE FORUM” to the Revised Registration Statement.

Purchasing Shares

90.	Comment: Please delete the sub-heading titled “PURCHASE TERMS”.

Response: The Fund has made the requested deletion.

91.	Comment: The disclosure states that “[t]he Shares will initially be issued at $25 per share.” Please reconcile this statement with the disclosure on the cover page of the Prospectus which states that Shares will be offered at current NAV.

Response: The Fund expects that the Fund’s current NAV at inception will be $25 and respectfully declines to modify the disclosure.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies

92.	Comment: Please address the following comments relating to the Fund’s fundamental policies:

a. Disclose the Fund’s fundamental policy with respect to short sales, purchases on margin, and the writing of put and call options (see Item 17.2.b.);

b. In the Fund’s fundamental policy relating to real estate, also address the purchase and sale of real estate mortgage loans (see Item 17.2.f.);

c. In the Fund’s fundamental policy on concentration, (i) delete “that the Fund’s investment advisor determines are” in the first sentence, (ii) delete “[u]nder normal circumstances,” in the last sentence, and (ii) replace “related to the real estate industry” in the last sentence with “of issuers in the real estate industry;” and

d. In the Fund’s fundamental policy on Share repurchases, please (i) add the statement required by Rule 23c-3(b)(2)(i)(A) to the policy, and (ii) revise the last sentence to make clear that it is part of the fundamental policy (see Rule 23c- 3(b)(2)(i)(C)).

Response: The Fund has revised the disclosure as requested.

93.	Comment: Please clarify in the paragraph immediately following the fundamental policies that the Fund must always be in compliance with its policy on borrowing.

Response: The Fund has revised the disclosure as requested.

94.	Comment: Please consider whether the explanation of the Fund’s policies on borrowing and senior securities should be revised in light of Rule 18f-4.

Response: The Fund has revised the explanation of senior securities but respectfully declines to modify the description on borrowing.

95.	Comment: Please revise the explanation of the Fund’s senior securities policy to reflect the limitations on the issuance of senior securities by closed-end funds, including the issuance of preferred shares.

Response: The Fund has revised the disclosure as requested.

Additional Information on Investment Techniques of the Fund and Related Risks

96.	Comment: Please consider deleting this section, as it is duplicative of the Prospectus disclosure. If the Fund chooses to retain the section, please expand the disclosure to include information that is not already included in the Prospectus.

Response: The Fund has deleted the section.

Other Potential Risks and Additional Investment Information

97.	Comment: Please delete “during the term of the Fund” in the first sentence of Business and Regulatory Risks.

Response: The Fund has revised the disclosure as requested.

98.	Comment: Please update the discussion under LIBOR Transition to reflect regulatory and market developments in preparation for the discontinuation of LIBOR settings in mid-2023. If LIBOR transition risk is a principal risk for the Fund, please add risk disclosure to the Prospectus.

Response: The Fund has revised the disclosure as requested.

99.	Comment: The disclosure states that “a portion of the Fund’s assets may be invested in other types of residential and commercial debt securities” and mentions K-Notes as an example. If investment in these securities is part of the Fund’s principal investment strategy, please include disclosure on these securities and attendant risks in the Prospectus.

Response: The Fund respectfully notes that investments in K-Notes and other types of residential and commercial debt securities are not part of its principal investment strategy. Therefore, additional disclosure has not been added to the Prospectus.

PART C

Item 25. Financial Statements and Exhibits

100.	Comment: The exhibits to be filed by amendment are listed as “Form of” agreements. Please file executed copies of each such agreement. (See General Instruction 3 to Item 25.)

Response: The Fund confirms it will file executed agreements once such agreements have been executed.

Item 30. Indemnification

101.	Comment: Please include the disclosure required by the Instruction to Item 30.

Response: The requested disclosure has been added.

Item 34. Undertakings

102.	Comment: Please include the undertaking set forth in Item 34.6.

Response: The aforementioned undertaking has been added as requested.

Signatures

103.	Comment: Please note the signature requirements of Section 6(a) of the 1933 Act require that the Registration Statement be signed by the Fund’s principal executive officer, and principal financial officer, principal accounting officer or comptroller, as well as a majority of the Board. Please ensure that, prior to filing the pre-effective amendment, the Registration Statement has the proper signatures pursuant to Section 6(a) of the 1933 Act.

Response: The Fund confirms that the Registration Statement will be signed by the aforementioned individuals when the pre-effective amendment is filed.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 215-988-2700.

*****

Sincerely,

Joshua B. Deringer